July 23, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Joseph Cascarano, Mr. Robert S. Littlepage, Mr. Gregory Dundas, and Mr. Larry Spirgel

Re: China VTV Ltd.

Current Report on Form 8-K

Submitted on May 8, 2019

File No. 333-203754

Dear Mr. Joseph Cascarano, Mr. Robert S. Littlepage, Mr. Gregory Dundas, and Mr. Larry Spirgel:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 3, 2019 (the “Comment Letter”) relating to a current report on Form 8-K, which was submitted to the Commission by China VTV Ltd. (the “Company”) on May 8, 2019.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

The Company has also updated the current report with an Amendment No. 1 to the Form 8-K (“Amendment No. 1”) which is submitted to the Commission simultaneously together with this letter.

Planned Business Model, page 6

Comment

1. Please revise to clarify your expected timing in developing each of these sources of revenue. In particular, clarify when you expect to begin charging fees to subscribers.

Response:

The Company has included the estimated timing in developing each source of revenue. Please see page 6 of Amendment No. 1.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

1

Comment:

2. You state here that the Target company had approximately 3.5 million users or viewers as of April 2019. We also note that you claim approximately the same number of users in your contract with Xin Mei Culture, Ltd., which is dated December 22, 2016. Please discuss the extent to which you have experienced growth in these metrics over the last several years.

Response:

The contract between the target company and Xin Mei Culture, Ltd. dated December 22, 2016 misstated the number of users at the time of execution. At that time, the target company intended to grow its viewer base to 3.5 million over three years. The target company and Xin Mei Culture, Ltd. amended the pertinent provisions in such agreement, which is attached to the 8-K Amendment No. 1 as Exhibit 10.4. The Company described such amendment agreement on page 5 of the Amendment No. 1.

The target company’s number of viewers developed organically over the past several years since its inception in 2015. The following table illustrates the growth rate of audience:

Year End	Approximate number of viewers
2016	500,000
2017	1,500,000
2018	2,500,000

Regulatory Overview, page 11

Comment:

3. We note that the Target is based in Hong Kong and planned operations target Chinese speaking communities outside mainland China. However, there are numerous references to employees (page 10), intellectual property (page 8) and targeted customers (page 7) relating to mainland China. Clarify whether your intend to operate any facet of your business within mainland China, and if so, how such operations will be impacted by regulation.

Response:

The Company has updated the description of its employees, intellectual property and targeted customers on pages 7, 8 and 10. Because the target company and Company have very limited connections with mainland China, they do not believe that their business operations are subject to the laws and regulations of mainland China. Please see page 11 of Amendment No. 1.

Liquidity and Capital Resources, page 27

Comment:

4. We note your statement on page 22 and elsewhere regarding the company's lack of revenue and limited capital resources. Please revise here or elsewhere to clarify your expected need for capital during the next twelve months, in particular in order to make the company operational and generating revenues.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

2

Response:

The Company has revised the Form 8-K to address the Staff’s comment. Please see page 27 of Amendment No.1 and the Commitment Agreement attached therein as Exhibit 10.5.

Executive Compensation, page 33

Comment:

5. You refer to accrued compensation of your named executive officers. Please disclose any current plans to pay accrued compensation to these individuals.

Response:

The Company has revised the Form 8-K to address the Staff’s comment. Please see page 34 of Amendment No. 1.

Exhibit 99.1

Audited Financial Statements, page F-1

Comment:

6. Please update your financial statements and the information throughout your Form 8-K to include the interim period ended March 31, 2019.

Response:

The target company changed its year end to February 28, effective January 31, 2019. The Company has included the target company’s audited financial statements for the year ended February 28, 2019, which are attached to Amendment No. 1 as Exhibit 99.1. Neither the Company nor the target company have an interim period ended March 31, 2019.

General

Comment:

7. We note that China VTV Ltd. (the “Target”) has a December 31 fiscal year end while China VTV Limited has a February 28 fiscal year end. Please disclose under Item 5.03 of Form 8-K if you intend to change fiscal year from the fiscal year end used by the Target prior to the reverse merger. Additionally, disclose the nature and periods of the financial statements that you intend to include in your upcoming May 31, 2019 periodic report.

Response:

The target company changed its fiscal year end to February 28, effective January 31, 2019 and as a result, Item 5.03 disclosure is not applicable. The Company filed its quarterly report for the three months ended May 31, 2019 on July 15, 2019, which included the Company’s consolidated balance sheets as of May 31, 2019 and February 28, 2019, consolidated statements of operations for the three months ended May 31, 2019 and 2018, consolidated statements of cash flows for the three months ended May 31, 2019 and 2018 and consolidated statement of stockholders’ equity for the three months ended May 31, 2019 and 2018.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jay Kaplowitz
Name:	Jay Kaplowitz
On behalf of China VTV Ltd.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

3